Sylvain Caron, Eng, M.Sc.
Soutex Inc,
357 Jackson, Bureau 7
Quebec, Quebec, G1N 4C4, Canada

To the Board of Directors of Rubicon Minerals Corporation

I, Sylvain Caron, hereby consent to the incorporation by reference in this annual report on Form 40-F for the year ended December 31, 2011 of the technical report entitled “F2 Gold System - Phoenix Gold Project Bateman Township Red Lake, Canada Technical Report” dated effective August 8th 2011 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the written disclosure contained in the Company’s annual information form for the financial year ended December 31, 2011 (the “AIF”), dated March 27, 2011.

Dated as of this 27th day of March 2012

“Sylvain Caron”

 Original signed by:
Sylvain Caron, Eng, M.Sc.
Senior Metallurgist and Director
Soutex Inc.